Management's Discussion and Analysis

For The Three and Six Months Ended June 30, 2021

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Resources Ltd. ("we", "our", "us", "Largo", or the "Company") for the quarter ended June 30, 2021 ("Q2 2021") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2020 and (iii) the MD&A for the year ended December 31, 2020. References in the below discussion refer to the note disclosures contained in the Q2 2021 unaudited condensed interim consolidated financial statements. References in the below discussion to "Q2 2020" refer to the quarter ended June 30, 2020.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through August 9, 2021, unless otherwise indicated. References to "date of this MD&A" mean August 9, 2021. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Paul Sarjeant B.Sc. P.Geo., is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A. Mr. Sarjeant is Manager, Geology of the Company. Refer to the Operations section of this MD&A for details of the Qualified Persons involved in reviewing the updated reserves and resources at the Company's Maracás Menchen Mine.

The Company

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company recently announced its belief that the development and sale of vanadium based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery ("VRFB") technology results in a competitive and practical long duration energy storage product.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

Q2 2021 Highlights

• On June 9, 2021, the Company hosted an investor-oriented virtual 'Battery Day', during which the Company detailed a transformational strategic shift to the development and production of vanadium based electrical energy storage systems. The Company believes that vertically integrating its VRFB technology with its vanadium production operations creates a unique competitive advantage in the rapidly growing long duration energy storage market.

• In furtherance of its focus on the transition to VRFB development and production, the Company continued to augment its strategic, commercial, technical and manufacturing teams during and subsequent to Q2 2021 (see "Significant Events and Transactions Subsequent to Q2 2021").

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 1

• On May 5, 2021, the Company announced that it had secured a VRFB stack manufacturing facility and product development centre in Massachusetts, U.S., and that it had appointed Mr. Salvatore Minopoli as VP of Operations of Largo Clean Energy ("LCE").

• The Company's Maracás Menchen Mine produced 3,070 tonnes of vanadium pentoxide ("V2O5") in Q2 2021 and had sales of 3,027 tonnes of V2O5 equivalent.

• The Company recorded net income before tax of $14,180 for Q2 2021 and net income of $8,445 after the recognition of an income tax expense of $2,138 and a deferred income tax expense of $3,597.

• The Company's cash balance at June 30, 2021 was $80,669.

• On April 16, 2021, the Company announced that it had received approval from the Nasdaq to list its issued and outstanding common shares on the Nasdaq. The Company's common shares commenced trading on the Nasdaq at the open of market trading on April 19, 2021 under the symbol "LGO".

• On May 6, 2021, the Company secured and drew down a $15,000 working capital financing facility with a bank in Brazil. This facility is due to be repaid as a lump sum in one year together with accrued interest at a rate of 1.78% per annum.

• On June 4, 2021, the Company announced that it obtained a receipt for a final short form base shelf prospectus (the "Shelf Prospectus") from the securities regulatory authorities in each of the provinces and territories of Canada. A corresponding registration statement on Form F-10 (the "Registration Statement") was filed with the United States Securities and Exchange Commission (the "SEC") under the Canada/U.S. Multijurisdictional Disclosure System ("MJDS"). The Company filed the Shelf Prospectus to replace its prior base shelf prospectus, which expired in March 2021.

Significant Events and Transactions Subsequent to Q2 2021

• On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE± VRFB sales contract with Enel Green Power España ("EGPE"). Under the contract, LCE is obligated to deliver a five hour, 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of the notice to proceed from EGPE. On July 26, 2021, the notice to proceed was received.

• On July 22, 2021, consistent with the Company's commitment to its focus on the transition to VRFB development and production, the Company announced the appointment of Mr. Ian Robertson as Co-Chair of the Board of Directors of the Company and as Interim President of LCE.

Q2 2021 Summary

Financial

	Three months ended
	June 30,	June 30,
	2021	2020	Movement
Revenues	$54,292	$8,350	$45,942	550%
Other gains (losses)	-	1,998	(1,998)	(100%)
	54,292	10,348	43,944	425%
Operating costs	(34,966)	(9,561)	(25,405)	266%
Direct mine and production costs	(19,599)	(2,180)	(17,419)	799%
Professional, consulting and management fees	(4,424)	(1,240)	(3,184)	257%
Foreign exchange gain (loss)	3,113	(3,700)	6,813	(184%)
Other general and administrative expenses	(2,294)	(787)	(1,507)	191%
Share-based payments	(1,032)	(365)	(667)	183%
Finance costs	(132)	(476)	344	(72%)
Interest income	110	296	(186)	(63%)
Exploration and evaluation costs	(487)	(48)	(439)	915%
	(40,112)	(15,881)	(24,231)	153%
Net income (loss) before tax	$14,180	$(5,533)	$19,713	(356%)

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 2

	Three months ended
	June 30,	June 30,
	2021	2020	Movement
Income tax expense	(2,138)	-	(2,138)	n/a
Deferred income tax expense	(3,597)	(1,479)	(2,118)	143%
Net income (loss)	$8,445	$(7,012)	$15,457	(220%)
Unrealized gain (loss) on foreign currency
translation	17,746	(3,314)	21,060	(635%)
Comprehensive income (loss)	$26,191	$(10,326)	$36,517	(354%)
Basic earnings (loss) per share	$0.13	$(0.12)	$0.25	(208%)
Diluted earnings (loss) per share	$0.13	$(0.12)	$0.25	(208%)

Cash provided before working capital items	$16,215	$1,028	$15,187	1,477%
Net cash provided by (used in) operating activities	19,127	(63,649)	82,776	(130%)
Net cash provided by financing activities	15,442	777	14,665	1,887%
Net cash used in investing activities	(5,194)	(5,221)	27	(1%)
Net change in cash	31,976	(67,079)	99,055	(148%)

	Six months ended
	June 30,	June 30,
	2021	2020	Movement
Revenues	$94,093	$50,259	$43,834	87%
Other gains (losses)	-	1,636	(1,636)	(100%)
	94,093	51,895	42,198	81%
Operating costs	(63,138)	(35,809)	(27,329)	76%
Direct mine and production costs	(35,143)	(19,674)	(15,469)	79%
Professional, consulting and management fees	(8,053)	(2,932)	(5,121)	175%
Foreign exchange gain (loss)	1,357	(12,193)	13,550	(111%)
Other general and administrative expenses	(3,271)	(1,659)	(1,612)	97%
Share-based payments	(1,404)	(779)	(625)	80%
Finance costs	(423)	(602)	179	(30%)
Interest income	164	956	(792)	(83%)
Exploration and evaluation costs	(698)	(529)	(169)	32%
Net income (loss) before tax	(75,466)	(53,547)	(21,919)	41%
	$18,627	$(1,652)	$20,279	(1,228%)
Income tax expense	(2,459)	-	(2,459)	n/a
Deferred income tax expense	(3,579)	(1,017)	(2,562)	252%
Net income (loss)	$12,589	$(2,669)	$15,258	(572%)
Unrealized income (loss) on foreign currency
translation	6,219	(48,013)	54,232	(113%)
Comprehensive income (loss)	$18,808	$(50,682)	$69,490	(137%)

Basic earnings (loss) per share (note 13)	$0.20	$(0.05)	$0.25	(500%)
Diluted earnings (loss) per share (note 13)	$0.20	$(0.05)	$0.25	(500%)

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 3

	Six months ended
	June 30,	June 30,
	2021	2020	Movement
Cash provided (used) before working capital items	$28,946	$(294)	$29,240	(9,946%)
Net cash provided by (used in) operating activities	20,838	(64,631)	85,469	(132%)
Net cash (used in) provided by financing activities	(6,978)	27,517	(34,495)	(125%)
Net cash used in investing activities	(14,269)	(8,601)	(5,668)	66%
Net change in cash	$1,524	$(49,284)	$50,808	(103%)

The movements in the discussion below refer to those shown in the previous tables.

• The Company recorded net income of $8,445 in Q2 2021, compared with a net loss of $7,012 in Q2 2020. This movement was primarily due to a 550% increase in revenues, a 184% change in foreign exchange gain (loss) and a 72% decrease in finance costs. This was partially offset by a 266% increase in operating costs, a 257% increase in professional, consulting and management fees, a 183% increase in share-based payments and a 63% decrease in interest income. For the six months ended June 30, 2021, the Company recorded net income of $12,589, compared with a loss of $2,669 for the same prior year period. This movement was primarily attributable to similar factors as noted for Q2 2021.

Sales and Trading

• In Q2 2021, the Company sold 3,027 tonnes of V2O5 equivalent. The Company delivered both standard grade and high purity V2O5 as well as ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers.

• During Q2 2021, the average price per lb of V2O5 in Europe was $8.19, an increase of 16% from the average of $7.09 seen in Q1 2021 and an increase of 33% from the average of $6.14 seen in Q2 2020. The average price at June 30, 2021 was approximately $8.75, compared with approximately $8.25 at March 31, 2021 and $5.40 at December 31, 2020. The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• Demand in all of the Company's key markets remained strong in Q2 2021, with increases in sales volumes seen in the steel, aerospace and chemical sectors. The aerospace industry started to recover in Q2 2021 but is lagging well behind pre-COVID levels due to the severe impact of the pandemic on this sector. The Company expects a gradual recovery in vanadium demand from this market over the next couple of years.

• The Company maintains a strong focus on developing new markets for its high purity products. With the launch of LCE, the Company also aims to expand its sales into the growing VRFB market.

• During Q2 2021, the Company recognized revenues of $54,292 (Q2 2020 - $8,350) from sales of 3,027 tonnes of V2O5 equivalent (Q2 2020 - 1,018 tonnes). Of the total revenues, $44,030 is related to the Sales & trading segment, $8,954 is related to the Mine properties segment and $1,308 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenues per pound sold[1,2]	$8.14	$3.72	$7.35	$5.44

1. The revenues per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

Costs

• Operating costs of $34,966 in Q2 2021 (Q2 2020 - $9,561) include direct mine and production costs of $19,599 (Q2 2020 - $2,180), conversion costs of $2,394 (Q2 2020 - $nil), product acquisition costs of $3,669 (Q2 2020 - $2,444), royalties of $2,411 (Q2 2020 - $1,290), distribution costs of $1,339 (Q2 2020 - $312), inventory write-down of $nil (Q2 2020 - $1,301) and depreciation and amortization of $5,638 (Q2 2020 - $2,034). This was partially offset by a margin on iron ore sales of $84 (Q2 2020 - $nil).The increase in direct mine and production costs is primarily attributable to the increase in sales, with 3,027 tonnes of V2O5 equivalent sold in Q2 2021 (Q2 2020 - 1,018 tonnes). Conversion costs relate to the costs incurred in converting quantities of V2O5 into FeV for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. In Q2 2020, the Company only sold V2O5 and had only just begun shipping products to its customer. Of the total operating costs, $27,258 is related to the Sales & trading segment, $7,018 is related to the Mine properties segment and $690 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 4

• Operating costs of $63,138 for the six months ended June 30, 2021 ($35,809 in the same prior year period) include direct mine and production costs of $35,143 ($19,674 in the same prior year period), conversion costs of $4,623 ($nil in the same prior year period), product acquisition costs of $6,177 ($2,444 in the same prior year period), royalties of $3,881 ($3,597 in the same prior year period), distribution costs of $2,508 ($312 in the same prior year period), inventory write-down of $2 ($1,301 in the same prior year period) and depreciation and amortization of $10,888 ($8,481 in the same prior year period). This was partially offset by a margin on iron ore sales of $84 ($nil in the same prior year period)). The increase in direct mine and production costs is primarily attributable to the increase in sales, with 5,810 tonnes of V2O5 equivalent sold in the six months ended June 30, 2021 (4,188 tonnes in the same prior year period).Of the total, $51,290 is related to the Sales & trading segment, $11,011 is related to the Mine properties segment and $837 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Cash operating costs per pound[1]	$3.78	$2.57	$3.46	$2.90

Cash operating costs excluding royalties per pound[1]	$3.39	$1.89	$3.14	$2.49

Total cash costs[1]	$4.77	$3.68	$4.43	$3.07

1. The cash operating costs per pound, cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound1 were $3.39 per lb in Q2 2021, compared with $1.89 for Q2 2020. The increase seen in Q2 2021 compared with Q2 2020 is largely due to a decrease in the global recovery, with 79.9% achieved in Q2 2021, compared with 80.8% achieved in Q2 2020, and the impact of higher costs arising from the planned shutdown in Q1 2021. Produced V2O5 equivalent sold increased, with 6,215 (000s lb) sold in Q2 2021, as compared with 1,896 (000s lb) sold in Q2 2020.

• Total cash costs1 exclude royalties and include the Company's total professional, consulting and management fees and other general and administrative expenses (excluding those for the LCE division) and is calculated on total pounds of V2O5 sold. For Q2 2021, total cash costs1 were $4.77, as compared with $3.68 for Q2 2020. This includes product acquisition costs, which were $3,669 or $8.01 per lb purchased in Q2 2021, which contributed $0.24 to total cash costs1. For the six months ended June 30, 2021 this was $6,177 or $8.31 per lb purchased, and contributed $0.24 to total cash costs1.

• Professional, consulting and management fees in Q2 2021 increased from Q2 2020 by 257%. The increase is primarily attributable to costs incurred in Q2 2021 in connection with LCE that was not operational in Q2 2020. In addition, the Company's Corporate segment incurred increased legal and regulatory costs in Q2 2021 in relation to the Nasdaq listing process and U.S. regulatory requirements. Of the total professional, consulting and management fee expense in Q2 2021, $393 related to the Sales & trading segment (Q2 2020 - $516), $949 related to the Mine properties segment (Q2 2020 - $435) and $1,931 related to Corporate (Q2 2020 - $289). In addition, $1,151 were incurred in LCE (note 16). For the six months ended June 30, 2021, total professional, consulting and management fees increased from the same prior year period by 175%. Of the total, $759 related to the Sales & trading segment ($516 in the same prior year period), $1,979 related to the Mine properties segment ($1,270 in the same prior year period) and $3,345 related to Corporate ($1,146 in the same prior year period). In addition, $1,970 were incurred in LCE (note 16).

___________________________________________________

1 The cash operating costs per pound, cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MDA.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 5

• The foreign exchange gain in Q2 2021 increased from Q2 2020 by 184%. This is primarily attributable to a weakening of the U.S. dollar against the Brazilian real by approximately 12% since March 31, 2021 on U.S. dollar denominated cash and liabilities in Brazil and a strengthening of the Canadian dollar against the U.S. dollar by approximately 2% since March 31, 2021 on Canadian dollar denominated assets. Of the total foreign exchange gain in Q2 2021, a loss of $41 related to the Sales & trading segment (Q2 2020 - gain of $5), a gain of $2,810 related to the Mine properties segment (Q2 2020 - loss of $2,095) and a gain of $343 related to Corporate (Q2 2020 - loss of $1,610). For the six months ended June 30, 2021, a loss of $64 related to the Sales & trading segment (gain of $5 in the same prior year period), a gain of $899 related to the Mine properties segment (a loss of $18,016 in the same prior year period) and a gain of $522 related to Corporate (gain of $5,818 in the same prior year period).

• Finance costs in Q2 2021 decreased from Q2 2020 by 72%. The decrease is primarily attributable to the early settlement of the credit facilities in Q1 2021. Of the total in Q2 2021, $10 related to the Sales & trading segment (Q2 2020 - $7), $97 related to the Mine properties segment (Q2 2020 - $473) and $2 related to Corporate (Q2 2020 - $4). For the six months ended June 30, 2021, finance costs decreased from the same prior year period by 30%, with $16 related to the Sales & trading segment ($7 in the same prior year period), $379 related to the Mine properties segment ($591 in the same prior year period) and $5 related to Corporate ($4 in the same prior year period).

• Share-based payments in Q2 2021 increased from Q2 2020 by 183%. The increase is primarily due to the grant of restricted share units ("RSUs") and stock options in Q2 2021, with 52 stock options vesting immediately. The total in Q2 2021 of $1,032 was related to the Corporate segment (Q2 2020 - $365). For the six months ended June 30, 2021, share-based payments increased from the same prior year period by 80%, with the total of $1,404 related to Corporate ($779 in the same prior year period).

• Exploration and evaluation costs in Q2 2021 increased from Q2 2020 by 915%. For the six months ended June 30, 2021, the increase from the same prior year period was 32%. These increases are a result of delays to the Company's 2020 drilling program caused by the COVID-19 pandemic.

• Comprehensive income for Q2 2021 increased from Q2 2020 by 354% after an increase in the unrealized gain on foreign currency translation of 635%. For the six months ended June 30, 2021, comprehensive income increased from the same prior year period by 137% after an increase in the unrealized gain on foreign currency translation of 113%. The unrealized gain on foreign currency translation in Q2 2021 is primarily due to a strengthening of the Brazilian real against the U.S. dollar by approximately 12% since March 31, 2021.

Cash Flows

• Cash provided by operating activities of $19,127 in Q2 2021 is an increase from cash used in operating activities of $63,649 in Q2 2020. This is primarily due to an increase in cash provided before working capital items of $15,187 and a net increase in working capital items of $67,589. The net movement in working capital items is largely driven by increases in amounts receivable and inventory balances in Q2 2021 and a payment to the Company's former off-take partner in Q2 2020 in partial settlement of trade payables. For the six months ended June 30, 2021, cash provided by operating activities was $20,838, compared with cash used in operating activities of $64,631 in the same prior year period. This movement is primarily attributable to an increase in cash provided before working capital items of $29,240 and a net change in working capital items of $56,229, which is largely driven by movements in inventory and accounts payable and accrued liabilities.

• Cash provided by financing activities in Q2 2021 increased from cash provided by financing activities in Q2 2020 by $14,665. The movement is primarily due to the drawdown of the $15,000 working capital facility in Q2 2021. For the six months ended June 30, 2021, cash used in financing activities decreased from cash provided by financing activities in the same prior year period by $34,495. The movement is primarily attributable to the receipt of debt of $15,000 ($24,788 in the same prior year period), repayment of debt of $24,788 ($nil in the same prior year period), interest received of $164 ($939 in the same prior year period) and cash received from the issuance of common shares of $2,792 ($1,714 in the same prior year period).

• Cash used in investing activities in Q2 2021 of $5,194 is in-line with the $5,221 seen in Q2 2020. For the six months ended June 30, 2021, the increase from the same prior year period was $5,668 and is primarily due to the vanadium trioxide plant ("V2O3") project being undertaken in 2021.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 6

• The net change in cash in Q2 2021 was an increase of $31,976, compared with a decrease of $67,079 for Q2 2020. For the six months ended June 30, 2021, the net change in cash was an increase of $1,524, compared with a decrease of $49,284 in the same prior year period.

Operations

• V2O5 production in April 2021 was 1,092 tonnes, with 1,075 tonnes produced in May and 903 tonnes produced in June, for a total of 3,070 tonnes of V2O5 produced in Q2 2021. The lower production in June was due to a reduction in the total material mined that occurred during the transition between mining contractors that was completed by the end of Q2 2021.

• The global recovery achieved in Q2 2021 was 79.9%, 1% lower than the 80.8% achieved in Q2 2020 and 3% higher than the 77.4% achieved in Q1 2021. The global recovery in April 2021 was 78.8%, with 78.5% achieved in May and 82.0% achieved in June. The Company expects the global recovery to stabilize at the levels seen in 2020 upon the completion of the commissioning and ramp up period for the kiln improvements implemented in Q1 2021.

• Subsequent to Q2 2021, production in July 2021 was 1,068 tonnes of V2O5.

• Production quantities and non-GAAP unit cost measures1 are summarized in the following table:

		Production	Average Quarterly	Cash operating costs	Total cash
	Production	Pounds	V2O5 price	excluding royalties[1]	costs[1]
Period	Tonnes	Equivalent[2]	$/lb	$/lb3	$/lb3
Q2 2021	3,070	6,768,184	$8.19	$3.39	$4.77
Q1 2021	1,986	4,378,375	$7.09	$2.87	$4.07
Q4 2020	3,340	7,363,431	$5.29	$2.56	$3.41
Q3 2020	3,092	6,816,685	$5.33	$3.14	$3.69
Q2 2020	2,562	5,648,236	$6.14	$1.89[5]	$3.68[5]
Q1 2020[4]	2,831	6,241,279	$6.07	$2.66
Q4 2019[4]	3,011	6,638,111	$5.37	$2.60
Q3 2019[4]	2,952	6,508,038	$7.16	$3.02

1. The cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

3. For periods prior to Q2 2020, calculated from C$ using average C$/$ foreign exchange rates of 1.32, 1.32 and 1.32 for Q1 2020, Q4 2019 and Q3 2019, respectively.

4. Q4 2019, Q3 2019 and Q2 2019 have been calculated and presented on a pounds sold basis. Refer to the "Non-GAAP Measures" section of this MD&A.

5. The measure for Q2 2020 includes the benefit of tax credits of $2,187, without which the cash operating costs excluding royalties per pound would be $3.04 and total cash costs would be $4.66.

Selected Quarterly Information

Summary financial information for the eight quarters ended June 30, 2021, prepared in accordance with IFRS (in U.S. dollars):

			Basic Earnings
		Net Income	(Loss) per		Non-current
Period	Revenue	(Loss)	Share[1]	Total Assets	Liabilities
Q2 2021	$54,292	$8,445	$0.13	$318,276	$8,259
Q1 2021	39,801	4,144	0.07	261,018	5,440
Q4 2020	42,254	6,881	0.12	297,806	6,295
Q3 2020	27,474	2,549	0.05	272,099	5,857
Q2 2020	8,350	(7,012)	(0.12)	268,874	5,893
Q1 2020	41,909	4,343	0.08	325,336	6,163
Q4 2019	25,808	(4,304)	(0.08)	357,661	7,342
Q3 2019	24,131	(5,949)	(0.11)	338,467	6,961

1. Basic earnings (loss) per share has been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 11).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 7

Operations

Largo Clean Energy

Recent Developments

On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE± VRFB sales contract with Enel Green Power España ("EGPE"). Under the contract, LCE is obligated to deliver a five hour, 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of notice to proceed from EGPE. On July 26, 2021, the notice to proceed was received.

During Q2 2021, LCE remained focused on obtaining certification of its VCHARGE± VRFB under UL1973 and UL9540, being requirements to support 2022 project deployments. The certifications are on track to be received by the end of Q4 2021. In addition, the Company is progressing with establishing a supply chain to provide the resources required to deliver on future projects as the business ramps up.

A location was secured for LCE's headquarters, including a VRFB product development and stack manufacturing centre, in Massachusetts, U.S. with an expected manufacturing capacity of up to 1.4 gigawatt hours per year. The LCE team moved into the office facilities in May 2021 and building modifications are commencing to enable the installation and commissioning of the stack manufacturing capacity and test equipment required to support the 2022 business plan. Work continues to secure a location for electrolyte production and manufacturing of containerized VRFB systems.

The design required to qualify the power output of the VCHARGE± VRFB system at an increased 600kW level is completed and the procurement for installation and implementation of the associated components is in process. LCE remains on track to complete the validation of this increased system power in Q3 2021.

Hiring of additional personnel to support the achievement of these timelines and targets continues, including the recent hiring of a supply chain manager and resources associated with project execution.

LCE is not yet considered to be an operating segment of the Company, but the impact of its activities can be seen in note 16.

Maracás Menchen Mine

Recent Developments

Expenditures of $14,924 were capitalized to mine properties, plant and equipment during the six months ended June 30, 2021 (2020 - $19,759), including $3,843 of capitalized waste stripping and push back costs (2020 - $8,512).

The production of 3,070 tonnes of V2O5 in Q2 2021 was 20% higher than the 2,562 tonnes of V2O5 produced in Q2 2020. This increase is attributable to the kiln upgrades and cooler improvements implemented in January 2021, as well as the impact of preventative maintenance in the chemical plant in Q2 2020.

The Q2 2021 global recovery of 79.9% was lower than the 80.8% seen in Q2 2020. The main impacts were the commissioning and ramp up activities concluded in Q2 2021 following the shutdown in Q1 2021.

In Q2 2021, 340,734 tonnes of ore were mined with an effective grade of 1.15% of V2O5. The ore mined in Q2 2021 was 32% higher than in Q2 2020. The Company produced 98,372 tonnes of concentrate with an effective grade of 3.23%.

The COVID-19 restrictions put in place did not have an impact on the Company's operational performance in Q2 2021.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 8

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q2 2021	Q2 2020	2021	2020
Total Ore Mined (tonnes)	340,734	257,357	604,700	461,323
Ore Grade Mined - Effective Grade[1] (%)	1.15	1.20	1.18	1.38

Effective Grade of Ore Milled (%)	1.20	1.29	1.23	1.42
Concentrate Produced (tonnes)	98,372	99,059	198,839	199,131
Grade of Concentrate (%)	3.23	3.20	3.22	3.28
Contained V2O5 (tonnes)	3,181	3,174	6,404	6,539

Crushing Recovery (%)	98.0	97.7	97.4	98.0
Milling Recovery (%)	97.5	94.7	97.3	96.6
Kiln Recovery (%)	89.7	91.7	89.3	90.0
Leaching Recovery (%)	97.9	99.1	97.6	97.8
Chemical Plant Recovery (%)	95.2	96.1	95.2	96.5
Global Recovery[2] (%)	79.9	80.8	78.7	80.4

V2O5 Produced (Flake + Powder) (tonnes)	3,070	2,562	5,056	5,393

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

2021 Guidance

The Company has committed a significant proportion of its monthly production in 2021 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM. The Company remains confident that its nascent but growing sales and trading division will add significant long-term value to the Company.

The Company's Maracás Menchen Mine continued operations during the six months ended June 30, 2021. The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. Although there have been some challenges with logistics, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and all corporate office personnel have been instructed to work from home where possible. The Company continues to staff critical functions at the Maracás Menchen Mine and has encouraged those in non-essential roles to work from home.

The Company's 2021 guidance is presented on a "business as usual" basis. The Company continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on the Company's operations, sales and guidance for 2021. Although these restrictions have not, to date, had a material impact on the Company's operations and sales, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on the Company's operations, sales efforts and logistics. The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. However, these actions may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for the full discussion of the Company's Risks and Uncertainties, including those relating to the COVID-19 pandemic.

The Company is proceeding with its previously announced V2O3 project, with 2021 capital expenditures estimated to be in the range of $7,000 to $9,000. On March 18, 2021, the Company announced that its Board of Directors had approved the construction of a new ilmenite concentration plant. The new plant is expected to be ready for its intended use in early 2023 and will have a capacity of approximately 150,000 tonnes of ilmenite concentrate per annum. The advanced engineering and construction of the ilmenite concentration plant is expected to cost approximately $25,200 with the majority of the costs being incurred in 2022.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 9

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The Company's LCE division is expected to incur costs of between $7,000 and $9,000 as it ramps up its activities and operations to support its business plan.

The Company has maintained its 2021 guidance for cash operating costs excluding royalties1, but due to higher than expected product acquisition costs and conversion costs to date, as well as an expected increase in these costs for the remainder of the year, the Company will no longer be providing guidance for its total cash costs1. The impact of these cost increases to total cash costs1 could create a misleading view of the performance of the Company as it does not capture any corresponding improvements to the Company's revenues.

2021 Guidance
Annual V2O5 equivalent production	tonnes	12,000 - 12,500
Annual V2O5 equivalent sales	tonnes	12,250 - 12,750

Cash operating costs excluding royalties[1]	$/lb	3.10 - 3.30

V2O3 processing plant capital expenditures		$7,000 - 9,000

Sustaining capital expenditures (excluding capitalized stripping costs)		$8,000 - 10,000

1. The cash operating costs excluding royalties reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

Reserves and Resources

On October 16, 2017, the Company disclosed mineral reserve and mineral resource estimates with an effective date of May 2, 2017 in a report titled Maracás Menchen Project, Bahia, Brazil An Updated Mine Plan, Mineral Reserve and Preliminary Economic Assessment of the Inferred Resources (the "Technical Report"), prepared by GE21 Consultoria Mineral Ltda ("GE21").

The Mineral Resources for the Campbell Pit are estimated from diamond drill core information stored in a secured central database and were evaluated using a geostatistical block modelling approach. A three- dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. The block size of 5 m E by 5 m N by 5 m RL was selected. The "percent" block modelling technique was used to represent the volume of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

Resource estimation for the Campbell Pit was undertaken using ordinary kriging ("OK") as the principal estimation methodology for V2O5. The OK estimates were completed using Gemcom mining software.

The block models incorporate percent magnetics (percent of magnetic minerals in the mineralized rock) and magnetite concentrate grade for V2O5 and silicon dioxide ("SiO2"). There have been no revisions to the models for the Company's Mineral Resource and Mineral Reserve estimates.

The Mineral Resource estimate for the Campbell Pit has been reconciled for mining depletion as of December 31, 2020, from the original Mineral Resource estimate as set out in the Technical Report (refer to Section 14 of the Technical Report for additional details).

The Mineral Resource estimates for the Campbell Pit as at December 31, 2020 are presented below:

Campbell Mineral Resources - Maracás Menchen Mine
Reconciled to December 31, 2020
Category	Tonnes	V2O5 head grade	V2O5 contained	V2O5 in concentrate	Magnetics
	(million)	(%)	(kt)	(%)	(%)
Measured (M)	13.87	1.15	159.5	3.15	30.11
Indicated (I)	1.42	1.52	21.6	3.18	42.14
Total M&I	15.29	1.18	181.1	3.15	31.23
Inferred	1.57	1.23	19.3	3.05	34.13

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 10

1. Mineral Resources within a pit shell using $34.20/t all in operating cost and reported at a 0.45% V2O5 cut-off.

2. Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial exploitation.

3. The Measured and Indicated Resources listed in the table above are inclusive of Mineral Reserves.

4. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (CIM Definition Standards) as a minimum standard.

5. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

The mine plan developed in the Technical Report is based on Measured and Indicated Resources only and is more fully delineated in the Technical Report. Reserves are reported using a deemed sale price of $6.34/lb of V2O5. The ultimate pit design and mine plan was done to optimize kiln feed. The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Other factors including; dilution, mining recovery, shipping terms, geotechnical characteristics of the rock mass, and the likelihood of obtaining land title, required permits environmental, social and legal licenses may affect the final Mineral Resources and Reserves, see "Risk Factors".

The Mineral Reserves estimates presented below have been reconciled to account for mining depletion as of December 31, 2020.

Campbell Mineral Reserves - Maracás Menchen Mine
Block dimensions 5x5x5 (m) - Mine Recovery 100% and Dilution 5%
Reconciled to December 31, 2020
Reserve Category	Tonnage	V2O5 head grade	Magnetics	V2O5 in concentrate	Contained V2O5
	(kt)	(%)	(%)	(%)	(kt)
Proven	12,879	1.17	30.70	3.16	150.7
Probable	868	1.56	43.72	3.20	13.5
Total in pit Reserve	13,747	1.19	31.52	3.16	164.2

1. A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, Measured Mineral Resource.

2. A Proven Mineral Reserve is, in most common circumstances, the economically mineable part of a Measured Mineral Resource.

3. Mineral Reserves are included in Measured and Indicated Resources.

4. The reference point at which Mineral Reserves are defined is the point where the ore is delivered from the open pit to the crushing plant.

5. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the CIM Definition Standards on Mineral Resources and Reserves (CIM Definition Standards) as a minimum standard.

6. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

The Company also completed a revised block model and updated mineral resource estimate for the Near Mine Targets incorporating the drilling from the 2011 program including 72 holes totalling 13,401 metres. The Near Mine Targets extend north from the Campbell Pit for eight kilometres and include from south to north: Gulçari A Norte, Gulçari B, São José, Novo Amparo and Novo Amparo Norte. All are hosted in the Rio Jacaré Intrusion.

The Mineral Resources presented in the following table are considered current (subject to the update for Novo Amparo Norte in the following "Recent Developments" section) and do not include any drill results from the 2018 or 2019 drill programs.

Near Mine Targets Mineral Resources
Effective date: May 2, 2017
Deposits	Category	Tonnes	V2O5	Contained V2O5
		(kt)	(%)	(t)
Gulçari A Norte**	Inferred	9,730	0.84	81,388
Gulçari B**	Inferred	2,910	0.70	20,312
Novo Amparo**	Inferred	1,560	0.72	11,255
Novo Amparo Norte**	Inferred	9,720	0.87	84,453
São José**	Inferred	3,900	0.89	34,706
Near Mine Targets (Total)**	Inferred	27,820	0.83	232,114

** Resources within a pit shell using $34.20/t all in operating cost and reported at a 0.45% V2O5 cut-off, reviewed and confirmed by Porfírio Cabaleiro Rodriguez (GE21).

Notes to mineral reserve and mineral resource estimates:

1. Mineral resources within a pit shell using $34.20/t all in operating cost and reported at a 0.45% V2O5 cut-off, reviewed and confirmed by Fabio Valério Xavier (GE21).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 11

2. Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial exploitation.

3. The mineral resource and mineral reserve estimates are reported in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the CIM Definition Standards on Mineral Resources and Reserves (CIM Definition Standards) as a minimum standard.

4. The PEA is preliminary in nature and includes only inferred mineral resources that are considered too speculative geologically to have any economic consideration applied to them that would enable them to be categorized as a mineral reserve. There is no certainty that the PEA will be realized. These results have no impact on the results of any pre-feasibility or feasibility with respect to the Maracás Menchen Mine.

GE21 recommended the Near Mine Targets be developed sequentially as follows: Novo Amparo Norte, Gulçari A Norte & Gulçari B, São José, Campbell in pit resources and Novo Amparo.

The Technical Report prepared by GE21 was designed to allow the Company to more fully optimize operations in order to maximize the Maracás Menchen Mine's NPV and is based on the production of V2O5 from the Maracás Menchen Mine's mineral resources as well as from its established mineral reserves. The report does not provide any credit for by-products, however Largo will continue to evaluate the technical and economic viability of all potential by-products. The Technical Report respects the definition of PEA as described in the CSA Staff Notice 43-307 - Mining Technical Report - Preliminary Economic Assessments, issued by the Canadian Securities Administrators on August 16, 2012.

Qualified Persons

Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Mine Eng), MAIG employed by GE21, Leonardo Apparicio da Silva, Mining Engineer, BSc (Min Eng), MSc (Met Eng), MAIG associated to GE21, and Fabio Valerio Xavier, Geologist, BSc, Geol, MAIG associated to GE21, are the Qualified Persons as defined in NI 43-101 responsible for the Technical Report and are all independent of the Company.

Quality Assurance Quality Control

The scientific and technical information in this reserves and resources section of the MD&A has been reviewed and approved by Mr. Paul Sarjeant, P.Geo., who is a Qualified Person as defined in NI 43-101.

Recent Developments

In 2018, exploration activities at the Campbell Pit included a close spaced diamond drilling program of 31 holes (2,323 metres) designed to give greater detail to the ore body and help to guide mine production over the next two to three years. This program began in the middle of April 2018 and was completed on May 30, 2018. The data was modelled and used for mine planning and development purposes. Consultants from GE21 assisted in the modelling.

Phase II included a 4,950 metre drilling program focused on upgrading and expanding the Near Mine Targets and along strike high priority targets. Drilling began on June 4, 2018 with two rigs focused at Novo Amparo Norte and the Company completed 24 holes totalling 4,223 metres prior to December 31, 2018. This included 13 infill and 11 step out holes. On December 19, 2018, the Company announced that this program had expanded the mineralization to the north and south at Novo Amparo Norte. Infill drilling was designed to upgrade the resource category at Novo Amparo Norte. Additionally, seven holes were drilled on targets south of the Campbell Pit. The drill program was completed on October 23, 2018.

Previous drilling at Novo Amparo Norte ("NAN") completed by the Company from 2011 to 2012 outlined a consistent zone of mineralization of over 790 metres with an average width of 18 metres and an average grade of 0.87% V2O5. The 2018 program was successful in extending mineralization both to the north and south along strike for a total length of approximately 1,840 metres. The deposit remains open to the south and to depth.

The Company extended the Phase II definition drilling program at NAN in the first quarter of 2019. Diamond drilling was initiated at NAN on January 15, 2019. In total, 47 diamond drill holes (5,404 metres) were completed. The work focused on increasing confidence in the resource categories and extending mineralization at depth and along strike. This program was completed mid-February 2019. The exploration program resulted in the conversion of Inferred Mineral Resources to Measured and Indicated categories, in addition to increasing the overall Inferred Mineral Resources. On June 11, 2019, the Company reported a new resource estimate for NAN based on 12,911 metres (88 drill holes) of drilling with an effective date of May 31, 2019.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 12

Novo Amparo Norte Mineral Resources
Effective date: May 31, 2019
				Magnetic	V2O5 contained in
Category	Tonnes	V2O5 head grade	Magnetics	concentrate V2O5	magnetic concentrate
	(million)	(%)	(%)	(%)	(t)
Measured (M)	6.25	0.91	33.1	2.32	48,046
Indicated (I)	5.98	0.85	28.1	2.50	41,996
Total M&I	12.23	0.88	30.7	2.41	90,042
Inferred	11.33	0.90	31.2	2.46	86,960

1. Mineral Resources have been classified using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

2. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to the Measured and Indicated Mineral Resource. It is reasonably expected that a portion of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3. Magnetic content is determined by Davis Tube Test methodology. V2O5 content of the magnetic concentrate was determined by XRF79C methodology at the SGS facility in Belo Horizonte, Brazil.

4. Assuming only mineralized zones grading 0.45% V2O5 or greater

5. Numbers may not add up exactly due to rounding.

Exploration work shifted to the Novo Amparo ("NAO") deposit where 4,646 metres (24 drill holes) of drilling were completed. Drilling was also undertaken at the São José ("SJO") deposit where 2,813 metres (18 drill holes) of drilling were completed. Further drilling was carried out on the Gulçari A Norte and Gulçari B (now considered one target known as Gulçari A Norte or "GAN") where 21 drill holes (3,501 metres) were completed. Drilling on all targets focused on extending and upgrading known mineralization as defined in the 2017 Technical Report. The Company also completed 1,177 metres of drilling (three holes) near the Campbell Pit to explore for target horizons down dip and along strike of the current reserve area. South of the Campbell Pit, 16 diamond drill holes (2,313 metres) were completed on the Gulçari A South ("GAS") target.

Based on all diamond drilling across the Near Mine Targets, a new geological interpretation of the Rio Jacaré intrusion was formulated that has helped the Company to better understand the intrusive complex and improve drilling targeting and interpretation of mineralized zones. Diamond drilling was completed in early December 2019 and all analytical data has now been received.

After delays experienced in early 2020 due to the COVID-19 pandemic, exploration drilling was ramped up and 14,133 metres of drilling (80 holes) was completed in Q3 2020. Drilling focused on definition drilling at NAN, GAN and additional drilling at the Campbell Pit.

In Q4 2020 the Company completed drilling at NAN and GAN and continued its definition drill program focusing on São José (2,475 metres in 15 holes) and NAO (2,261 metres in 14 holes). In total in Q4 2020, the Company drilled 10,638 metres in 60 diamond drill holes. The Company initiated drilling at the Campbell Pit and drilled one condemnation hole within the new waste pile area. During 2020 the Company completed 24,771 metres in 125 holes, including 8,188 metres (32 holes) at NAN, 6,898 metres (45 holes) at GAN, 2,475 metres (15 holes) at SJO, 2,261 metres (14 holes) at NAO, 4,761 metres (19 holes) at the Campbell Pit and one condemnation hole (188 metres). 2020 drilling was completed on December 17th, 2020.

The 2021 drilling program commenced in early May 2021 with the work focussed on recovering older holes at NAN and GAN to complete televiewer surveys to aid in developing structural and geotechnical modelling at those deposits. Drilling is proceeding on deep targeting at the Campbell Pit and the in-pit detailed drilling has also commenced. At June 30, 2021, the Company had completed 1,586 metres of drilling in seven holes at NAN, GAN and adjacent areas. Depth extension drilling also resumed at the Campbell Pit in Q2 2021 with six holes (2,078 metres) completed. Detailed infill drilling the Campbell Pit also commenced in Q2 2021 with one hole (80 metres) completed. Subsequent to Q2 2021, the Company drilled an additional 1,351 metres in 15 holes at the Campbell Pit.

Outlook

The Company has developed an Exploration Master Plan ("EMP") for 2019 to 2021 to advance known deposits, increase resources and reserves, further evaluate the potential for along strike continuation of the vanadium rich magnetite mineralization and to maintain the Company's mineral concessions to the north and south of the Campbell Pit. The EMP includes ground magnetic surveys, mapping, sampling, soil sampling, drilling and modelling of deposits on the mineral concessions. Where required, landowners are being contacted for permission to access their lands to perform exploration work. In addition, necessary permits for vegetation suppression are in process and upon receipt, the Company will continue with its planned exploration program.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 13

The Company is currently reviewing this plan and updating it to reflect the work completed to date and new targets generated by the exploration work.

The Company has planned for 10,000 metres of drilling in 2021, focusing on the Campbell Pit and areas requiring work to maintain the concessions in good standing in accordance with the applicable rules and regulations in Brazil. Drilling commenced in Q2 2021. Work on the Campbell Pit will focus on drilling to aid in developing a short-term block model to inform the mining process and also to complete drilling on down dip targets previously identified.

Exploration on the South Block will include a soil geochemistry sampling survey to identify areas of anomalous mineralization associated with known magnetic anomalies to further refine exploration targeting.

Campo Alegre de Lourdes

Recent Developments

The Company completed a 1,200 metre drilling program in December 2018 and has finalized the geological and structural mapping needed to satisfy the Company's contractual requirements and to develop the Company's knowledge of mineralization.

In Q3 2019, a limited drill program was completed at the Morro Branca target at the Campo Alegre de Lourdes project. From July 5 to August 5, 2019 the Company completed six diamond drill holes (1,016 metres) to test down dip extension of mineralization and to collect material for additional metallurgical testing at the Morro Branca target. Internal studies to determine potential recovery of both V2O5 and titanium dioxide ("TiO2") from the vanadiferous titanomagnetite ("VTM") mineralization are being complimented with additional work currently underway at SGS Lakefield's facility in Canada. This metallurgical testing continues and is being supplemented through the Company's internal work. The agreement with Companhia Baiana de Pesquisa Mineral ("CBPM") expired on January 11, 2020. Prior to expiration the Company met with CBPM representatives and agreed to extend the Research Agreement for an additional two years to allow the Company to continue to evaluate the geological and economic potential of the project and the renewed agreement now extends the working relationship to January 11, 2022.

During Q2 2021, the Company incurred $nil in expenditures (Q2 2020 - $nil) at Campo Alegre de Lourdes.

Outlook

Metallurgical work planned in 2020 was delayed due to the COVID-19 pandemic. The Company will look to complete this testing in 2021 and develop an exploration program based on these, and other technical results.

Northern Dancer

Recent Developments

Management is not conducting any further work at this time on the Northern Dancer property, as the majority of the Company's efforts are focused on the Maracás Menchen Mine.

During Q2 2021, the Company incurred $2 in expenditures (Q2 2020 - $1) at the Northern Dancer project.

Outlook

Management is not planning any significant expenditures for the foreseeable future. The Company was issued with an amended Inspector's Direction for reclamation work with respect to historic drill roads and drill sites on the property. Due to COVID-19 restrictions for travel and work as defined by the Yukon Territory government, the time frame to complete this work was extended to July 1, 2022. The Company is in the process of assessing the Inspector's Direction and developing an action plan to resolve the outstanding issues.

Currais Novos Tungsten Tailings Project

Recent Developments

Management is not conducting any work at this time on the Currais Novos Tungsten Tailings Project, as the majority of the Company's efforts are focused on the Maracás Menchen Mine.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 14

Outlook

Management is not planning any significant expenditures for the foreseeable future.

Financial Instruments

Financial assets and financial liabilities at June 30, 2021 and December 31, 2020 were as follows:

	June 30,	December 31,
	2021	2020
Cash	$80,669	$79,145
Restricted cash	146	-
Trade and other receivables	22,044	13,791
Accounts payable and accrued liabilities	18,447	15,968
Debt	15,000	24,788

Refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2020, the price per lb of V2O5 was between $5.30 and $5.50. This increased to a range of between $8.50 and $9.00 at June 30, 2021, with an average of approximately $8.19 for Q2 2021, compared with approximately $7.09 for Q1 2021 and $6.14 for Q2 2020.

The average price per lb of V2O5 was approximately $9.50 for July 2021. At the date of the MD&A, the market price of V2O5 was in a range of $9.75 to $10.00 per lb.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At June 30, 2021, the Company's debt balance was $15,000 following the settlement of the two credit facilities and the drawdown of the working capital facility as described below and in note 10.

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of these outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in one year, together with accrued interest at a rate of 1.78% per annum.

Maracás Menchen Mine

The Company's vanadium production commenced during August 2014, with the first sale of V2O5 flake concluded during September 2014. Since this time, the Company has continued to further ramp up the production and sales of V2O5, as described in the "Maracás Menchen Mine" section above. In connection with the ramp-up, the Company has also evaluated its future financial requirements, including inter alia its sustaining capital and working capital needs for the next 12 months.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 15

At June 30, 2021, the Company had an accumulated deficit of $59,309 since inception (December 31, 2020 - $71,903) and had a net working capital surplus of $112,419 (December 31, 2020 - $92,950) (defined as current assets less current liabilities). At June 30, 2021, the total amount due within 12 months on the Company's debt was $15,000 (December 31, 2020 - $24,788).

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2021 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$18,447	$-	$-	$-
Debt	-	15,000	-	-
Operating and purchase commitments	9,099	1,441	214	-
	$27,546	$16,441	$214	$-

Refer to note 8 for lease liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $80,669 (December 31, 2020 - $79,145). As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At June 30, 2021, there were 64,643 common shares of the Company outstanding. At the date of this MD&A, there were 64,677 common shares of the Company outstanding.

At June 30, 2021, under the share compensation plan of the Company, 221 RSUs were outstanding and 655 stock options were outstanding with exercise prices ranging from C$4.55 to C$30.40 and expiry dates ranging between September 16, 2021 and June 22, 2026. If exercised, the Company would receive proceeds of C$7,495. The weighted average exercise price of the stock options outstanding is C$11.45.

As of the date of this MD&A, 221 RSUs and 635 stock options were outstanding with exercise prices ranging from C$4.55 to C$30.40 and expiry dates ranging between September 16, 2021 and June 22, 2026.

At June 30, 2021, 1,853 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$21,853. The weighted average exercise price of the warrants is C$11.79.

As of the date of this MD&A, 1,839 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025.

Transactions With Related Parties

The Q2 2021 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2020. The Company had transactions with related parties during Q2 2021. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 16

Commitments and Contingencies

At June 30, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,622 and all payable within one year. These contracts also require that additional payments of up to approximately $3,933 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2021 has been committed.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between $45 and $45. Minimum rental commitments remaining under the leases are approximately $466, including $214 due within one year. In addition, minimum rental commitments remaining under other short- term leases are approximately $8, all due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2021 of $7,658.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At June 30, 2021 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,979), with a counterclaim filed by Vanádio for R$10,700 ($2,139). A provision of R$1,281 ($256) has been recognized at June 30, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($780) (December 31, 2020 - R$3,900 ($750)) has been claimed against two of the Company's subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in an amount of R$3,538 ($681). At June 30, 2021, the provision recognized was R$3,190 ($638). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 17

Since the December 31, 2020 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2020, the Company's ICFR was effective.

During the three months ended June 30, 2021, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 4(d) of the annual consolidated financial statements for the year ended December 31, 2020 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 18

Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q2 2021 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2020.

Non-GAAP2 Measures

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q2 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenues[1]	$54,292	$8,350	$94,093	$50,259
V2O5 equivalent sold (000s lb)	6,673	2,244	12,808	9,233
Revenues per pound sold ($/lb)	$8.14	$3.72	$7.35	$5.44

1. As per note 19.

Cash Operating Costs Per Pound

The Company's MD&A refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

_____________________________________________________
2 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 19

In addition, the Company's MD&A refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q2 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Operating costs[1]	$34,966	$9,561	$63,138	$35,809
Professional, consulting and management fees[2]	949	435	1,979	1,270
Other general and administrative expenses[2]	544	528	767	765
Add: margin on iron ore sales[1]	84	-	84	-
Less: conversion costs[1]	(2,394)	-	(4,623)	-
Less: product acquisition costs[1]	(3,669)	(2,444)	(6,177)	(2,444)
Less: distribution costs[1]	(1,339)	-	(2,508)	-
Less: inventory write-down[3]	-	(1,176)	(2)	(1,176)
Less: depreciation and amortization expense[1]	(5,638)	(2,034)	(10,888)	(8,481)
Cash operating costs	23,503	4,870	41,770	25,743
Less: royalties[1]	(2,411)	(1,290)	(3,881)	(3,597)
Cash operating costs excluding royalties	21,092	3,580	37,889	22,146
Produced V2O5 sold (000s lb)	6,215	1,896	12,065	8,885
Cash operating costs per pound ($/lb)	$3.78	$2.57	$3.46	$2.90
Cash operating costs excluding royalties per pound ($/lb)	$3.39	$1.89	$3.14	$2.49

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per note 5.

Total Cash Costs

The Company's MD&A refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company's total professional, consulting and management fees and other general and administrative expenses, except those incurred in the Company's LCE division. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs, capital expenditures and all costs incurred in the Company's LCE division. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses (except those incurred in the Company's LCE division), rather than just those costs from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all- in unit costs.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 20

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q2 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Operating costs[1]	$34,966	$9,561	$63,138	$35,809
Professional, consulting and management fees[2]	3,273	1,240	6,083	2,932
Other general and administrative expenses[2]	1,556	787	2,250	1,659
Add: margin on iron ore sales[1]	84	-	84	-
Less: depreciation and amortization expense[1]	(5,638)	(2,034)	(10,888)	(8,481)
Less: royalties[1]	(2,411)	(1,290)	(3,881)	(3,597)
	$31,830	$8,264	$56,786	$28,322
V2O5 equivalent sold (000s lb)	6,673	2,244	12,808	9,233
Total cash costs ($/lb)	$4.77	$3.68	$4.43	$3.07
From above	$31,830	$8,264	$56,786	$28,322
Less: product acquisition costs[1]	(3,669)	(2,444)	(6,177)	(2,444)
	$28,161	$5,820	$50,609	$25,878
Produced V2O5 sold (000s lb)	6,215	1,896	12,065	8,885
Total cash costs excluding product acquisition costs($/lb)	$4.53	$3.07	$4.19	$2.91

1. As per note 20.

2. As per the sum of the Sales & trading, Mine properties and Corporate segments in note 16.

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2020, which is filed on www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 21

Trademarks are owned by Largo Resources Ltd.

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plan, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a VRFB business, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market and sell its VCHARGE± battery system on specification and at a competitive price, the Company's ability to secure the required production resources to build its VCHARGE± battery system, and the adoption of VFRB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore and ilmenite; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery); that the Company's current plans for iron ore, ilmenite and VRFBs can be achieved; the Company's ability to attract and retain skilled personnel and directors; and the accuracy of the Company's mineral resource estimates (including size, grade and recoverability) and the geological, operational and price assumptions on which these are based.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5 and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 22

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking	Assumptions	Risk Factors
Statements

The Q2 2021 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $15,000.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 23

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2021. 2021 Production Guidance: 12,000 - 12,500 tonnes	The Company assumes that consistent production levels will reach a level of or in excess of 1,100 tonnes per month beginning in Q3 2021.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 24

Forward-looking	Assumptions	Risk Factors
Statements
2021 Costs Guidance: Cash operating costs excluding royalties[1] $3.10 - $3.30 1 This measure is on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 25

Forward-looking	Assumptions	Risk Factors
Statements

Sustaining capital expenditures of approximately $8,000 to $10,000 are expected to be required in 2021 to reach and sustain the operational capacity to produce 1,100 tonnes per month (excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 26

 Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

This MD&A uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021 27